SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Global Casinos, Inc.
(Name of Issuer)

         Common Stock
(Title of Class of Securities)

           379-31N 204
(CUSIP Number)

Clifford L. Neuman, Esq.
1507 Pine Street
Boulder, Colorado 80302
               (303) 449-2100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

           August 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits,.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.    379-31N 204

(1)      Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

      Clifford L. Neuman

(2)      Check the Appropriate Box if a Member      (a) [  ]
           of a Group*                                 (b) [  ]

(3)      SEC Use Only

(4)      Source of Funds*

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization

           U.S.A.

Number of Shares	(7) Sole Voting Power 332,273
Beneficially Owned	(8) Shared Voting Power 250,000
by Each Reporting	(9) Sole Dispositive Power 332,273
Person With	(10)Shared Dispositive Power 250,000

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

            582,273 shares

(12)      Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13)      Percent of Class Represented by Amount in Row (11)             9.6%

(14)      Type of Reporting Person*      IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.      SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.05 per share (the "Common Stock") of Global Casinos, Inc., a Utah corporation. The address of the principal executive offices of the Company is 1507 Pine Street, Boulder, CO  80302.

ITEM 2.      IDENTITY AND BACKGROUND

       (a)-(c)      This Statement is being filed by Clifford L. Neuman, whose address is 1507 Pine Street, Boulder, Colorado 80302. Mr. Neuman is a director of and serves as legal counsel to the Company.  He also serves as President and a member of the board of directors of the Company.

        (d)-(f)  The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item No. 3 is hereby amended as follows:

       Effective August 15, 2009, Mr. Neuman elected to exercise his outstanding option to purchase 100,000 shares by payment of $10,000 through cashless exercise at a price of $0.44 per share resulting in 77,273 shares of common stock being issued to him, net.

ITEM 4.       PURPOSE OF TRANSACTION

       The shares were acquired by Mr. Neuman for investment. Mr. Neuman reserves the right to acquire additional shares of the Issuer, either in open market purchases or in private transactions. While Mr. Neuman serves as Interim President and a member of the board of directors of the Issuer, the shares have not been acquired for the specific purpose of influencing control of the Issuer.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

Item No. 5 is hereby amended as follows:

       (a)     Mr. Neuman would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 582,273 shares of Common Stock. Those securities consist of 282,273 shares of common stock and options exercisable to purchase an aggregate of 50,000 shares owned directly by Mr. Neuman, 100,000 shares of common stock held of record by Ratna Enterprises, LLC, 100,000 shares of common stock held of record by Sovereign Capital, LLC and 50,000 shares owned by Ratna Foundation.  Mr. Neuman shares voting and investment power with his wife with respect to the shares held of record by Ratna Enterprises, LLC, Ratna Foundation and Sovereign Capital, LLC. Those securities represent 9.6% of the issued and outstanding shares of Common Stock of the Company, calculated in accordance with Rule 13d-1 under the Exchange Act.

       (b)      Mr. Neuman has the sole voting and dispositive power with respect to all of the options and 282,273 shares of Common Stock, and shared voting and investment power with respect to 250,000 shares of common stock, identified in Item 5(a) above.

       (c)      Except as disclosed herein, Mr. Neuman has not purchased or sold any shares of common stock during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

       None.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

       None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2009 (Date)
/s/ Clifford L. Neuman_ (Signature)
Clifford L. Neuman (Name/Title)

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